    As filed with the Securities and Exchange Commission on November 4, 2003


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2003

                          COMMISSION FILE NO. 001-14614


                           PETROLEUM GEO-SERVICES ASA

                 (Translation of registrant's name into English)

                                  STRANDVEIEN 4
                                 N-1366 LYSAKER
                                     NORWAY
                    ----------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F [X]                                  Form 40-F [ ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes [ ]                                        No [X]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes [ ]                                        No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes [ ]                                        No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


         N/A

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On October 30, 2003, Petroleum Geo-Services ASA (the "Company") issued two press releases, copies of which are attached hereto as Exhibits 99.1 and 99.2. On November 3, 2003, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.3


EXHIBIT NO.                         DESCRIPTION

99.1                                Press Release, dated October 30, 2003

99.2                                Press Release, dated October 30, 2003

99.3                                Press Release, dated November 3, 2003


                                      * * *



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                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              PETROLEUM GEO-SERVICES ASA



                              By:  /s/ Sam R. Morrow
                                   ---------------------------------------------
                              Name:  Sam R. Morrow
                              Title: Senior Vice President-Finance and Treasurer




Date:  November 4, 2003